SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  Procept, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  742 683 10 5
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

  Michael S. Weiss, Esq.                              Monica C. Lord, Esq.
  Paramount Capital Asset                     Kramer, Levin, Naftalis & Frankel
    Management, Inc.                                    919 Third Avenue
  787 Seventh Avenue                                   New York, NY  10022
   New York, NY 10019                                     (212) 715-9100
    (212) 554-4372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 pages

CUSIP No. 742 683 10 5                 13 D                   Page 2 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       2,789,206**
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         2,789,206**

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,789,206**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         55.7%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------



** Consists of (i) 1,341,680 shares of Common Stock which are presently votable, and (ii) 1,447,526 shares of Common Stock issuable upon exercise of warrants, which, accordingly, are not presently votable.

CUSIP No. 742 683 10 5                  13 D                 Page 3 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       953,930**
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         953,930**

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         953,930**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         19.1%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

** Consists of (i) 459,588 shares of Common Stock which are presently votable, and (ii) 494,342 shares of Common Stock issuable upon exercise of warrants, which, accordingly, are not presently votable.

CUSIP No. 742 683 10 5                  13 D                 Page 4 of  10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       1,835,276**
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         1,835,276**

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,835,276**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         36.7%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO (see Item 2)
--------------------------------------------------------------------------------

** Consists of (i) 882,920 shares of Common Stock which are presently votable, and (ii) 953,184 shares of Common Stock issuable upon exercise of warrants, which, accordingly, are not presently votable.

CUSIP No. 742 683 10 5                  13 D                 Page 5 of  10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      557,689
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       2,789,206**
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         557,689
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         2,789,206**

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         3,346,895**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         66.8%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


** Consists of (i) 1,341,680 shares of Common Stock which are presently votable, and (ii) 2,005,215 shares of Common Stock issuable upon exercise of warrants, which, accordingly, are not presently votable.

CUSIP No. 742 683 10 5                  13 D                 Page 6 of  10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mr. Michael S. Weiss
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         PF (see Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      26,796
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       128,350**
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         26,796
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         128,350**

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         155,146**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


** Includes 64,175 shares of Common Stock and Class C Warrants to puchase 64,175 shares of Common Stock, in each case, issuable upon exercise of Advisory Options held by Hawkins Group, LLC, a limited liability company of which Mr. Weiss is the managing member.

                                  SCHEDULE 13D


         This Amendment No. 3 (the "Amendment") amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated July 10, 1997, as amended (the "Schedule"). All amounts reported in this Amendment have been adjusted and all amounts previously reported should be adjusted, as necessary, to reflect the one-for-ten reverse split of the Common Stock of the Issuer which became effective June 1, 1998.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The information contained in Item 2 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

               (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust"), Dr. Lindsay A. Rosenwald (together with Paramount Capital, Aries Domestic and Aries Trust, the "Aries Reporting Persons") and Mr. Michael S. Weiss (together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit S which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Mr. Weiss and the Aries Reporting Persons have made, and will continue to make, their own investment decisions. The investment decisions of Mr. Weiss may or may not coincide with the decisions made by the Aries Reporting Persons. Each Filing Person expressly disclaims Mr. Weiss' membership in a "group" with the Aries Reporting Persons within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

               (b) The business address of Paramount Capital, Aries Domestic, Dr. Rosenwald and Mr. Weiss is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

               (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to The Aries Trust,/3/ a Cayman Islands Trust. Mr. Weiss is a Senior Managing Director of Paramount Capital, Inc. and also is a member of the Issuer's Board of Directors.

--------

/1/ Please see Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

/2/ Please see Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

/3/ Please see Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

                               Page 7 of 10 Pages

               (d) Dr. Rosenwald, Mr. Weiss, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Dr. Rosenwald, Mr. Weiss, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f)  Dr.  Rosenwald  and Mr.  Weiss are  citizens  of the  United
                    States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information contained in Item 3 to the Schedule is hereby amended and supplemented by adding the following:

         Pursuant to the Placement Agency Agreement and the Financial Advisory Agreement (see Item 6), Paramount Capital, Inc. designated recipients (the "Paramount Option Designees") of the Placement Options and Advisory Options (as defined below). Aries Trust, Aries Domestic, Dr. Rosenwald and Mr. Weiss were among the Paramount Option Designees and each received such Placement Options and/or Advisory Options in connection with the Private Placement for which Paramount Capital, Inc. acted as placement agent (see Item 6). Aries Trust was designated the recipient of Placement Options to purchase units consisting of an aggregate of (i) 33,500 shares of Common Stock and Class C Warrants to purchase 33,500 shares of Common Stock. Aries Domestic was designated the recipient of
Placement Options to purchase units consisting of an aggregate of (i) 16,500 shares of Common Stock and (ii) Class C Warrants to purchase 16,500 shares of Common Stock. Dr. Rosenwald was designated the recipient of Placement Options to purchase units consisting of an aggregate of (i) approximately 59,337 shares of Common Stock and (ii) Class C Warrants to purchase approximately 59,337 shares of Common Stock and was designated the recipient of Advisory Options to purchase units consisting of an aggregate of (i) 219,507 shares of Common Stock and (ii) Class C Warrants to purchase 219,507 shares of Common Stock. Mr. Weiss was designated the recipient of Placement Options to purchase units consisting of an aggregate of (i) approximately 13,398 shares of Common Stock and (ii) Class C Warrants to purchase approximately 13,398 shares of Common Stock and a limited liability company of which Mr. Weiss is the managing member was designated the recipient of Advisory Options to purchase an aggregate of (i) approximately 64,175 shares of Common Stock and (ii) Class C Warrants to purchase approximately 64,175 shares of Common Stock. The Placement Options and Advisory Options become exercisable on October 9, 1998 page 8 of 10 pages

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

               (a) As of September 1, 1998: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Options and Advisory Options, may be deemed beneficially to own approximately 3,346,895 shares or 66.8% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 2,789,206 shares or 55.7% of the Issuer's Common Stock; and Aries Domestic, Aries Trust and Mr. Weiss may be deemed beneficially to own the following numbers of shares of Common Stock:


                    Aries Domestic            953,930
                    Aries Trust               1,835,276
                    Michael S. Weiss          155,146

                    Pursuant  to Rule  13d-4  promulgated  under the  Securities
                    Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the respective Purchased Common Stock actually held by such Filing Person.

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Options and Advisory Options held by him. Mr. Weiss has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Options held by him, and Mr. Weiss has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Advisory Options held by the limited liability company of which he is the managing member.

               (c) The Filing Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days, except to the extent that the Placement Options and the Advisory Options becoming exerciseable within 60 days can be considered a transaction.

               (d)  & (e) Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The information contained in Item 7 to the Schedule is hereby amended by adding the following Exhibit:

         Exhibit S:                 Agreement of Joint Filing of Schedule 13D.



                               page 9 of 10 pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 9, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   September 9, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   September 9, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President

Dated:   September 9, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                      Lindsay A. Rosenwald, M.D.

Dated:   September 9, 1998
         New York, NY            By: /s/ Michael S. Weiss
                                    -----------------------------------------
                                      Michael S. Weiss


                               page 10 of 10 pages

                                    EXHIBIT S

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

                  The undersigned hereby agree jointly to prepare and to file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Procept Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 9, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   September 9, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   September 9, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President

Dated:   September 9, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                      Lindsay A. Rosenwald, M.D.

Dated:   September 9, 1998
         New York, NY            By: /s/ Michael S. Weiss
                                    -----------------------------------------
                                      Michael S. Weiss